Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Quarter Ending February 29, 2016

General

The following management discussion and analysis has been prepared as of April 28, 2016.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the second quarter ending February 29, 2016 and should be read in conjunction with them.

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ending February 29, 2016 the Company made preparations for and initiated mobilization of its 2016 exploration program on its San Timoteo property.  Drill core samples from previous work near the San martin workings were selected for clay mineral analysis using the Company’s Terraspec machine.  Different clay minerals form at different temperatures and this work will assist the company in building a three dimensional model to get a better understanding of the depositional paleo environment which will guide the planning of future drill holes.  No drilling is planned for 2016.

Results of Operation

For the quarter ended February 29, 2016, the Company incurred a comprehensive loss $153,992 compared to $123,703 for the prior quarter and $135,178 for the quarter ended February 28, 2015.  The significant differences between these periods include:

•

Office and general expenses increased to $46,362 in the past quarter compared to $25,299 in the prior quarter and $2,523 in quarter the prior year as the Company had added costs this past quarter associated with closing the option with Fresnillo PLC and commencing activities to conduct a small work program in the upcoming season.

•

Consulting fees the past quarter were $20,160 compared to $26,718 in the prior quarter and $31,500 in the quarter the prior year as the Company continues to reduce costs.

•

Wages and benefits decreased to $5,886 in the past quarter from $20,484 in the prior quarter as the Company had to pay fees associated with work done to complete the option agreement with Fresnillo.

•

During the first three months ended November 30, 2015, the Company realized a loss of $75,134 on marketable securities compared to nil in the other quarters under review due to a loss on the value of marketable securities the Company sold.

As of February 29, 2016, deferred mineral property exploration costs totalled $2,881,124 compared to $3,344,949 at August 31, 2015.  The reduction in deferred property costs relate mainly to option payments received from Fresnillo and taxes paid by the Company then reimbursed by Fresnillo.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS.

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share

February 29, 2016 November 30, 2015 August 31, 2015 May 31, 2015	Nil 8 Nil Nil	153,992 123,703 199,698 77,548	0.01 0.00 0.01 0.00
February 28, 2015	3,390	135,178	0.00
November 30, 2014	Nil	165,109	0.00
August 31, 2014	4,982	3,028,817	0.03
May 31, 2014	1,996	152,431	0.00

NOTE:

The revenue relates to interest earned or option payments received consisting of cash and shares. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.  The large increase in comprehensive loss in the quarter ended August 31, 2014 was a result of a property write downs of $2,883,086.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital (deficit) of ($146,484) at November 30, 2015 compared to ($393,239) at August 31, 2015.  The Company’s cash position at August 31, 2015 was $99,235.

Capital Resources

Other than property taxes which are approximately $240,000 per year, the Company does not have any capital resource commitments.  Apart from approximately $40,000 per year, the remaining taxes payable are required to be paid by Fresnillo pursuant to the option agreement.

Transactions with Related Parties

Key Management Compensation

	SIX MONTHS ENDED
	FEBRUARY 28 AND 29,
	2016	2015

Golden Goliath Resources Ltd.
Management fees	$60,000	$30,000
Consulting fees	36,000	30,000
Minera Delta S.A. de C.V.
Wages and benefits	12,000	6,000

Total	$54,000	$66,000

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $30,572 (August 31, 2015 - $30,572) due from companies controlled by common directors.

b)

Due to related parties consists of $307,032 (August 31, 2015 - $231,602) due to directors and company controlled by common director.

c)

During the six month ended February 29, 2016 the Company paid $9,000 (in the year ended August 31, 2015 - $23,000) in respect of rent to a company with a common director.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past year.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of February 29, 2016 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has 10,833,333 share purchase warrants exercisable at $0.12 and 1,155,555 finder’s warrants exercisable at $0.09 outstanding as of February 29, 2016 and the date hereof.  These warrants have subsequently expired unexercised.

As of February 29, 2016, the Company had nil incentive stock options outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com